Exhibit 1

                         IDENTITY OF MEMBERS OF GROUP

      Thomas P. Spahr is the record holder of 7,000 shares (reflects 2-for-1 split effective 1/20/00) of Class A Common Stock of MicroStrategy Incorporated ("Class A Common Stock") and 1,429,000 shares (reflects 2-for-1 split effective 1/20/00) of Class B Common Stock of MicroStrategy Incorporated ("Class B Common Stock"), and is the beneficial owner of 24,000 shares of Class A Common Stock subject to options exercisable within 60 days. The Spahr Family Trust is the record holder of 48,000 shares of Class A Common Stock. Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock of MicroStrategy Incorporated on a one-for-one basis. Thomas P. Spahr's spouse is the sole trustee of the Spahr Family Trust and, accordingly, Mr. Spahr is the beneficial owner of the shares of Class A Common Stock held of record by the Spahr Family Trust.



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